UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Advanced Life Sciences Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

00765H 10 7

(CUSIP Number)

Michael T. Flavin, Ph.D.

John L. Flavin

Advanced Life Sciences Holdings, Inc.

1440 Davey Road

Woodridge, Illinois 60517

(630) 739-6744

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -

R. Cabell Morris, Jr., Esq.

Todd M. Bloomquist, Esq.

Winston & Strawn LLP

35 West Wacker Drive

Chicago, Illinois 60601

July 22, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Michael T. Flavin, Ph.D.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) PF; OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 47,924,752

	8	Shared Voting Power 9,591,864

	9	Sole Dispositive Power 47,924,752

	10	Shared Dispositive Power 9,591,864

11	Aggregate Amount Beneficially Owned by Each Reporting Person 57,516,616

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 30.4%

14	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons John L. Flavin

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) PF; OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 313,787

	8	Shared Voting Power 9,591,864

	9	Sole Dispositive Power 313,787

	10	Shared Dispositive Power 9,591,864

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,905,651

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.2%

14	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons Flavin Ventures, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,591,864

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,591,864

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,591,864

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.1%

14	Type of Reporting Person (See Instructions) AF

1	Names of Reporting Persons ALS Ventures, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,440,330

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,440,330

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,440,330

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.0%

14	Type of Reporting Person (See Instructions) AF

SCHEDULE 13D

Item 1.    Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Advanced Life Sciences Holdings, Inc. (the “Issuer”).  The address of the Issuer’s principal executive offices is 1440 Davey Road, Woodridge, Illinois 60517.

Item 2.    Identity and Background

Michael T. Flavin

(a) The name of the reporting person is Michael T. Flavin (“Dr. Flavin”).

(b) Dr. Flavin’s business address is Advanced Life Sciences Holdings, Inc., 1440 Davey Road, Woodridge, Illinois 60517.

(c) Dr. Flavin is the Chairman and Chief Executive Officer of the Issuer.

(d) During the last five years, Dr. Flavin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Dr. Flavin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, neither has been nor is currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Flavin is a citizen of the United States of America.

John L. Flavin

(a) The name of the reporting person is John L. Flavin (“Mr. Flavin”).

(b) Mr. Flavin’s business address is Advanced Life Sciences Holdings, Inc., 1440 Davey Road, Woodridge, Illinois 60517.

(c) Mr. Flavin is the President and Chief Financial Officer and a Director of the Issuer.

(d) During the last five years, Mr. Flavin has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Flavin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, neither has been nor is currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Flavin is a citizen of the United States of America.

Flavin Ventures

(a)  Flavin Ventures, LLC, is a Delaware limited liability company (“Flavin Ventures”).  Dr. Flavin and Mr. Flavin are the managers of Flavin Ventures.  The principal business of Flavin Ventures is providing high growth companies with operating capital, laboratories and strategic management expertise, and its principal business address is 1440 Davey Road, Woodridge, Illinois 60517.

During the last five years, Flavin Ventures (i) has not been convicted in a criminal proceeding, (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and (iii) neither has been nor is currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ALS Ventures

ALS Ventures, LLC, is a Delaware limited liability company (“ALS Ventures,” and together with Flavin Ventures, Dr. Flavin and Mr. Flavin, the “Reporting Persons”).  Flavin Ventures is the sole voting member of ALS Ventures.  The principal business of ALS Ventures is to hold the equity interests of the issuer, and its principal business address is 1440 Davey Road, Woodridge, Illinois 60517.

During the last five years, ALS Ventures (i) has not been convicted in a criminal proceeding, (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and (iii) neither has been nor is currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds

Michael T. Flavin

Pursuant to a Debt Exchange Agreement with the Issuer dated as of July 22, 2010 (the “Debt Exchange Agreement”), the Company’s $2 million promissory note with Dr. Flavin was exchanged for 47,619,047 shares of Common Stock issued to Dr. Flavin.  As a result of the exchange, the promissory note will be cancelled and retired.

As an officer and director of the Issuer, Dr. Flavin participates in the Issuer’s stock incentive plans and currently holds options to purchase 290,705 shares of Common Stock that are exercisable within 60 days.  Dr. Flavin has also purchased 15,000 shares of Common Stock using personal funds.

With respect to shares held directly by Flavin Venture and ALS Ventures, please see below under “—Flavin Ventures, LLC and ALS Ventures, LLC.”

John L. Flavin

As an officer and director of the Issuer, Mr. Flavin participates in the Issuer’s stock incentive plans and currently holds options to purchase 302,587 shares of Common Stock that are exercisable within 60 days.  Mr. Flavin has also purchased 11,200 shares of Common Stock using personal funds.

With respect to shares held directly by Flavin Venture and ALS Ventures, please see below under “—Flavin Ventures, LLC and ALS Ventures, LLC.”

Flavin Ventures, LLC and ALS Ventures, LLC

In December 2004, prior to the Issuer’s initial public offering of Common Stock, Advanced Life Sciences, Inc. (“ALS Inc.”) executed a plan of recapitalization and reorganization in order to simplify its capital structure and give effect to capital contributions made by Dr. Flavin.  In connection with the recapitalization, the Issuer was formed as a Delaware corporation.  Common stockholders of ALS Inc. exchanged their 1,629,685 shares of common stock in ALS Inc. for 1,629,685 shares of common stock in the Issuer.  Flavin Ventures exchanged its 40% interest in Advanced Life Sciences General Partnership, an Illinois general partnership between Flavin Ventures and ALS Inc. (“ALS GP”), for 7,852,330 shares of common stock in the Issuer.  After the exchanges were completed, ALS GP was dissolved and its assets and liabilities were assumed by ALS Inc.  According to the plan of recapitalization and reorganization, ALS Ventures was formed as a Delaware limited liability company, and Dr. Flavin and Flavin Ventures simultaneously contributed to ALS Ventures all of their shares of common stock in the Issuer.  The result of the reorganization and recapitalization was for ALS Inc. to become a wholly-owned subsidiary of the Issuer.

Item 4.    Purpose of the Transaction

The Reporting Persons have acquired the securities described above for investment purposes.  The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

Michael T. Flavin

(a) Dr. Flavin may be deemed to beneficially own 57,516,616 shares or 30.4% of the outstanding Common Stock of the Issuer.

(b) Of the 57,516,616 shares of Common Stock that may be deemed to be beneficially owned by Dr. Flavin:

•      47,634,047 shares are owned of record by Dr. Flavin;

•      290,705 shares are issuable to Dr. Flavin upon the exercise of stock options that are currently exercisable or exercisable within 60 days; and

•      9,440,330 shares are owned of record by ALS Ventures, LLC and 151,534 shares are owned of record by Flavin Ventures, LLC.  The Dr. Flavin is a member and manager of Flavin Ventures, LLC, which is the sole voting member of ALS Ventures, LLC.  In such capacity, Dr. Flavin may be deemed to have shared voting and investment power with respect to the shares owned of record by these entities.  Dr. Flavin disclaims beneficial ownership of the shares held by ALS Ventures and Flavin Ventures, except to the extent of his proportionate pecuniary interest therein.

(c) On July 22, 2010, Dr. Flavin acquired 47,619,047 shares of Common Stock at a price of $0.042 per share pursuant to the Debt Exchange Agreement discussed in Item 3.  There were no other transactions in the Common Stock by Dr. Flavin during the past sixty days.

(d) With respect to the shares of Common Stock that are owned by ALS Ventures, LLC and Flavin Ventures, LLC, in which Dr. Flavin may be deemed to have a shared voting and investment power, John L. Flavin also may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.  With respect to the shares of Common Stock that are owned by Dr. Flavin, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

John L. Flavin

(a) Mr. Flavin may be deemed to beneficially own 9,905,651 shares or 5.2% of the outstanding Common Stock of the Issuer.

(b) Of the 9,905,651 shares of Common Stock that may be deemed to be beneficially owned by Mr. Flavin:

•      11,200 shares are owned of record by Mr. Flavin;

•      302,587 shares are issuable to Mr. Flavin upon the exercise of stock options that are currently exercisable or exercisable within 60 days; and

•      9,440,330 shares are owned of record by ALS Ventures, LLC and 151,534 shares are owned of record by Flavin Ventures, LLC.  Mr. Flavin is a member and manager of Flavin Ventures, LLC, which is the sole voting member of ALS Ventures, LLC.  In such capacity, Mr. Flavin may be deemed to have shared voting and investment power with respect to the shares owned of record by these entities.  Mr. Flavin disclaims beneficial ownership of the shares held by ALS Ventures and Flavin Ventures, except to the extent of his proportionate pecuniary interest therein.

(c) There were no transactions in the Common Stock by Mr. Flavin during the past sixty days.

(d) With respect to the shares of Common Stock that are owned by ALS Ventures, LLC and Flavin Ventures, LLC, in which Mr. Flavin may be deemed to have a shared voting and investment power, Michael T. Flavin also may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.  With respect to the shares of Common Stock that are owned by Mr. Flavin, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Flavin Ventures, LLC

(a) Flavin Ventures may be deemed to beneficially own 9,591,864 shares or 5.1% of the outstanding Common Stock of the Issuer.

(b) Of the 9,591,864 shares of Common Stock that may be deemed to be beneficially owned by the Flavin Ventures:

•      151,534 shares are owned of record by Flavin Ventures, LLC; and

•      9,440,330 shares are owned of record by ALS Ventures, LLC.  Flavin Ventures is the sole voting member of ALS Ventures and as a result, may be deemed to have shared voting and investment power with respect to the shares owned of record by ALS Ventures.

(c) There were no transactions in the Common Stock by Flavin Ventures during the past sixty days.

(d) With respect to the shares of Common Stock that are beneficially owned by Flavin Ventures, each of Dr. Flavin and Mr. Flavin may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

ALS Ventures, LLC

(a) ALS Ventures may be deemed to beneficially own 9,440,330 shares or 5.0% of the outstanding Common Stock of the Issuer.

(b) All of the 9,440,330 shares are owned of record by ALS Ventures, LLC.  Flavin Ventures is the sole voting member of ALS Ventures and as a result, may be deemed to have shared voting and investment power with respect to the shares owned of record by ALS Ventures.

(c) There were no transactions in the Common Stock by ALS Ventures during the past sixty days.

(d) With respect to the shares of Common Stock that are owned by ALS Ventures, each of Flavin Ventures, Dr. Flavin and Mr. Flavin may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.    Material to be Filed as Exhibits

Exhibit 1.      Joint Filing Agreement, dated July 30, 2010

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2010

Michael T. Flavin, Ph.D.

By:	/s/ Michael T. Flavin
Name: Michael T. Flavin, Ph.D.

John L. Flavin

By:	/s/ John L. Flavin
Name: John L. Flavin

Flavin Ventures, LLC

By:	/s/ Michael T. Flavin
Name: Michael T. Flavin, Ph.D.
Title: Manager

ALS Ventures, LLC

By: Flavin Ventures, LLC, its sole member

By:	/s/ Michael T. Flavin
Name: Michael T. Flavin, Ph.D.
Title: Manager